Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER OF FISCAL 2010
(Three and Six Month Periods Ended January 31, 2010)

The following information prepared as at March 1, 2010 should be read in conjunction with Helix BioPharma Corp.’s (the “Company” or “Helix”) unaudited interim consolidated financial statements and note disclosure for the three and six month periods ended January 31, 2010, which has been prepared in accordance with Canadian generally accepted accounting principles.  In addition, this information should also be read in conjunction with the Company’s consolidated financial statements and related note disclosure and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended July 31, 2009, which have also been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian currency unless otherwise noted.

Additional information relating to the Company, including our Annual Information Form in the form of a Form 20-F for the Company’s fiscal year ended July 31, 2009, is available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov/edgar.shtml.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development; and other information in future periods. Forward-looking statements include, without limitation, statements concerning (i) the Company’s planned development programs for Topical Interferon Alpha-2b and L-DOS47, including but not limited to, its planned future U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 and its expected timing of filing its U.S. investigational new drug submission (“IND”) and European clinical trial application (“CTA”) for such trials, its planned future U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions) and its expected timing of filing the IND for the U.S. trial, its expected completion of the minimum 12 patients in the ongoing Topical Interferon Alpha-2b (low-grade cervical lesions) European Phase II pharmacokinetic study, its expected timing of completion and reporting of the ongoing Topical Interferon Alpha-2b (AGW) trial, the planned remaining pre-IND activities for L-DOS47 and Topical Interferon Alpha-2b (low-grade cervical lesions) and their estimated time of completion, indications and therapeutic and market opportunities for the two drug candidates, the nature, design and timing of future clinical trials and commercialization plans; (ii) future expenditures and sufficiency of the Company’s cash reserves and expected cash flow from operations;   (iii) future financing requirements, the seeking of additional funding and anticipated future revenue and operating losses; and (iv) accounting policies for future application and plans for remediating the Company’s material weaknesses described below.  Forward-looking statements can be identified by the use of forward-looking terminology such as  “expects”,  “plans”, “designed to”, “potential”,  “is developing”, “believe”, “intends”, “continues”, “opportunities”, “anticipated”,  “2010”, “2011”, “next”,  “ongoing”, “pursue”, “to seek”,  “objective”, “estimate”, “future”, “considering”, “projects”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved.

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Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes.  Certain material factors, estimates or assumptions have been applied in making forward-looking statements in this MD&A, including, but not limited to, the safety and efficacy of L-DOS47 and Topical Interferon Alpha-2b;  the patient recruitment rate for the ongoing Phase II pharmacokinetic study for Topical Interferon Alpha-2b (low-grade cervical lesions) and the sufficiency of data from the minimum 12 patients; the timely and successful completion of all activities referred to herein leading up to the Company’s planned IND and CTA filings for both L-DOS47 and Topical Interferon Alpha-2b (low-grade cervical lesions), including without limitation, GMP manufacturing; the timely and successful completion of the Company’s AGW clinical trial; the timely provision of services and supplies by third parties; future revenue and costs; and the receipt of required regulatory approvals and necessary financing.

The Company’s actual results could differ materially from those anticipated in the forward-looking statements contained in this MD&A as a result of numerous known and unknown risks and uncertainties, including those referred to later in this MD&A under the heading “Risks and Uncertainties”, and elsewhere in this MD&A, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Certain of these risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest Form 20-F and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the SEC at www.sec.gov/edgar.shtml.  Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement  should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

OVERVIEW

Helix BioPharma Corp. is a Canadian biopharmaceutical company specializing primarily in the field of cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives are focused on its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep®1, Orthovisc®1 and MonoviscTM1 and (ii) royalty payments from Helsinn-Birex relating to its license of the Company’s Klean-Prep® technology.  The Company commenced distribution of MonoviscTM in the first quarter of fiscal 2010.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will therefore require additional financial resources for both of the Company’s emerging drug product candidates. The continuation of the Company’s research and development activities and the commercialization of its products is dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. The Company’s current planned expenditures do not include those necessary to conduct the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 or the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), referred to below.  These trials will require substantial funding beyond the Company’s current resources.  If the amount of capital raised is insufficient to fund all of the Company’s research and

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1	Klean-Prep® is a registered trademark in Canada of Helix BioPharma Corp. Orthovisc® and MonoviscTM are trademarks of Anika Therapeutics, Inc.

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development initiatives, management will be required to prioritize the allocation of funds which could delay or discontinue one or more of its product development programs.  It is not possible to predict the outcome of future research and development activities or the financing thereof.  See Liquidity and Capital Resources.

Discussed below is the current research and development stage of each of L-DOS47 and Topical Interferon Alpha-2b.

DOS47 – A broad anti-cancer therapeutic candidate
DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, DOS47 is believed to modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Among these theorized effects, DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. The local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s manufacturer, BioVectra Inc. (“Biovectra”), from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47 patents from the U.S. patent office, both of which will expire in 2024. As a result, Helix has patent protection covering the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the lung adenocarcinoma-specific antibody component of L-DOS47.

L-DOS47
L-DOS47 is the first targeted therapeutic under development based upon Helix’s DOS47 technology. Helix’s L-DOS47 is a new drug in development that is intended to offer an innovative approach to the treatment of inoperable, locally advanced, recurrent or metastatic non-small cell lung cancer (“NSCLC”).. L-DOS47 is designed to function by using a plant-derived compound called urease to act upon a natural substance in the body called urea in order to produce a potent cancer cell killing effect. L-DOS47 is an immunoconjugate combining the urease enzyme and a lung adenocarcinoma-specific camelid-derived single domain antibody.

We believe L-DOS47 is unique among any cancer therapeutics currently on the market today because its pharmacological effect is based on a biochemical enzyme reaction, whereby the urease compound reacts with the naturally occurring urea in a continuous manner.

In addition, L-DOS47 is designed to act in a targeted manner, affecting lung cancer cells of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, L-DOS47 applies a variation on a technology that has been used in medicines for many years. Specifically, the L-DOS47 drug molecule includes, in addition to the urease compound, a highly specialized camelid-derived single domain antibody, designed to identify an antigenic site predominantly associated with lung adenocarcinoma cells. In 2005, Helix entered into a worldwide exclusive license with Canada’s National Research Council

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(“NRC”), through which it obtained the rights to combine this antibody with Helix’s DOS47 technology. Helix has certain royalty and milestone payment obligations pursuant to the license agreement. A more detailed description of this agreement can be found in the Company’s latest Form 20-F filed at www.sedar.com and at www.sec.gov/edgar.shtml. A patent application in respect of the antibody has been filed in Canada and the United States and as a Patent Cooperation Treaty (“PCT”) filing.

Helix’s L-DOS47 preclinical development program initially included pharmacology studies conducted in animals which demonstrated that L-DOS47 inhibits the growth of tumors derived from a human lung adenocarcinoma cell line. In addition, pilot repeat-dose animal toxicology studies were conducted, through which L-DOS47 was well tolerated at doses within and above the dose range shown to be efficacious in the tumor growth inhibition studies.  In parallel with these studies, Helix has advanced its “good manufacturing practice” or “GMP” compliant scale-up manufacturing program in anticipation of furnishing product for future clinical testing. Helix has contracted the services of three service providers to support its manufacturing program: BioVectra, for the manufacture of L-DOS47 bulk drug product, Cangene bioPharma, Inc. (formerly Chesapeake Biological Laboratories) (“CBI”), for the purpose of vialing the bulk drug product for human clinical testing, and KBI Biopharma Inc. (“KBI”) for the purposes of conducting the necessary quality control and stability batch testing programs.

Helix continues to carry out its L-DOS47 preclinical development program, in preparation for filing an Investigative New Drug application (“IND”) with the U.S. Food and Drug Administration (“FDA”) for a U.S. Phase I clinical study, and a clinical trial application (“CTA”) with European regulatory authorities for a Polish Phase I / II clinical study.  Following certain manufacturing delays with both the engineering and clinical batch of L-DOS47, Helix’s GMP clinical batch of L-DOS47 has now been manufactured and vialed, and is currently undergoing quality control testing.  Helix has also entered into a pre-study agreement with a contract research organization identified to carry out the planned Polish study.  It is currently anticipated that further service contracts to conduct the studies will only be entered into once the Company has received appropriate regulatory approvals and sufficient financing.   Activities remaining to be successfully completed prior to IND / CTA filings include, but are not limited to: (i) completion of definitive, GLP, rodent and primate, repeat-dose toxicology studies; (ii) obtaining several months of real-time stability data on the clinical batch of L-DOS47; and (iii) the development of the necessary clinical testing framework including study design and documentation development. Assuming successful and timely completion of these activities, the Company continues to expect its U.S. Phase I and Polish Phase I/II IND/CTA filings to occur in its fourth quarter of fiscal 2010.  The Company had previously anticipated such filings to occur before the end of its second quarter of fiscal 2010, however, as stated in its October 6, 2009 news release and its MD&A for the first quarter of fiscal 2010, the Company had to reject an initial GMP clinical batch of L-DOS47, which caused it to revise it expected timing of such filings to the fourth quarter of fiscal 2010.  In the event the Company receives regulatory approval for either filing or for both, the Company will not be able to go ahead with these trials without sufficient funding beyond the Company’s current capital resources (see Liquidity and Capital Resources below).  Neither regulatory approval nor the raising of sufficient capital is assured.  The Company does not currently have an estimated timeline for commencement and therefore, completion of these trials.

Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. Before doing so, Helix plans to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients.

Topical Interferon Alpha-2b
Helix is developing Topical Interferon Alpha-2b for the treatment of low-grade cervical lesions and ano-genital warts (“AGW”) caused by Human Papilloma Virus (“HPV”) infections. HPV is one of the most common sexually transmitted infections, causing AGW, as well as being linked to a variety of cancers.

Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™. The BiphasixTM technology facilitates the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

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Human leukocyte-derived interferon alpha-2b is a well established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b, specially designed for the treatment of dermatological disease states. In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical and ano-genital lesions, we believe that there is potential to develop the product for additional indications. Specifically, injectable interferon alpha-2b therapy has already been indicated for, or experimentally tested by others against additional widespread dermatological disease states including actinic keratosis, anal dysplasia, Kaposi’s sarcoma, basal cell carcinoma and malignant melanoma. In contrast to injectable administration, we also believe that its topical preparation could conceivably offer a superior means of delivering potent interferon alpha-2b therapy for the treatment of conditions such as these. However, the Company is not currently allocating resources to these other potential clinical indications, since we are currently directing our resources toward the treatment of HPV-induced cervical and ano-genital lesions.

In December 2000, the Company signed an agreement with Schering Corporation, granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. Schering Corporation’s option may be exercised at any time up to 60 days following the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering Corporation for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales.  A more detailed description of this agreement can be found in the Company’s latest Form 20-F filed at www.sedar.com and at www.sec.gov/edgar.shtml.

Topical Interferon Alpha-2b (low-grade cervical lesion therapeutic indication, formerly referred to as “LSIL” or low-grade cervical dysplasia)
Helix achieved positive results in 2007 from a German Phase II clinical study of Topical Interferon Alpha-2b in women with potentially precancerous low-grade squamous intraepithelial lesions (“LSIL”). Based on these findings (a summary of which can be found in Helix’s latest Form 20-F filed at www.sedar.com and at www.sec.gov/edgar.shtml), Helix plans to progress to large, randomized, placebo-controlled double-blind studies, so as to evaluate the product in an expanded patient population in patients with low-grade cervical lesions. Through the course of Helix’s interactions with opinion leaders and regulators in the field of women’s health while developing its Topical Interferon Alpha-2b product candidate, it has continually refined its clinical trial designs and target patient population for the clinical testing of this therapy. For the purposes of its planned U.S. Phase II/III and European Phase III IND/CTA filings, as confirmed via its 2009 FDA pre-IND meeting, Helix plans to study patients with HPV-positive low-grade cervical lesions, comprising a cervical intraepithelial neoplasia finding of CIN1 or CIN2 on colposcopy, combined with a LSIL finding on Pap smear testing.

Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. Building upon the completed German Phase II trial, Helix is pursuing a Phase II/III designation for the U.S. trial, since there has not been any previous clinical experience with the product in North America, and a Phase III designation for the European trial. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning the Phase III CTA preparation and submission requirements for Topical Interferon Alpha-2b. Helix has also completed a pre-IND meeting with the FDA in preparation for its planned U.S. Phase II/III filing, through which further IND preparation and submission guidance was obtained for this product candidate.

Based on its consultation with the regulatory authorities, Helix had planned that the remaining activities through to compiling and filing its planned U.S. and European regulatory dossiers would include, among other things, assessing the data from a minimum of the first 12 patients and, if these results indicate further data is needed, a planned maximum of 28 patients completing its ongoing Phase II pharmacokinetic study in patients with low-grade cervical lesions.  In its news release dated February 12, 2010, Helix announced interim results of its pharmacokinetic study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions. It was announced that the first ten patients that had been enrolled in the Phase II pharmacokinetic study had completed the pharmacokinetic primary endpoint analyses with positive findings.   All ten of these patients, at all sampling time points, were found to have systemic interferon alpha-2b levels below the

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lower limit of detection (6.25 pg/mL) of the validated bioassay used in the study.  These findings are consistent with the primary purpose of the study: to verify that Topical Interferon Alpha-2b causes no significant systemic interferon alpha-2b exposure in patients following cervical application. Given the uniformity of the primary endpoint findings to-date, Helix intends to conclude patient recruitment for this study once a total of twelve patients complete the pharmacokinetic analyses.

Helix also announced in its February 12, 2010 news release, preliminary interim findings for the secondary efficacy and safety endpoints from those patients who completed the full study procedures to such date.  Of the ten patients reported above who had completed the fourteen dose pharmacokinetic portion of the study, five had also completed the full thirty five dose safety and efficacy evaluations.  Three of these five showed resolution of their cervical intraepithelial neoplasia (CIN) upon colposcopic biopsy/histology at the conclusion of the study.  Three also showed improvement of their Pap IIID squamous intraepithelial lesions upon cytological assessment at the conclusion of the study.  None of the patients enrolled in the study to February 12, 2010 showed any significant local intolerance or experienced any serious adverse events.  All the data reported from the pharmacokinetic study will require complete analysis at the conclusion of the study to verify these preliminary findings and draw final conclusions on the findings.

Recruitment for the pharmacokinetic study is continuing.  Any patients who are confirmed eligible for enrollment will continue to be enrolled into the study, up to the time Helix concludes patient recruitment.  Based on the foregoing, Helix expects that the study will over-enroll several patients beyond the minimum of twelve required for the primary study endpoint, and that it will take until the middle of its fourth quarter of fiscal 2010 for all enrolled patients to complete the study.  Assuming the full study findings are positive and available as expected, and the completion of Helix’s ongoing 100 Kg GMP scale up engineering batch manufacturing program, Helix intends to proceed with filing its planned U.S. Phase II/III IND for this indication around the end of its fourth quarter of fiscal 2010 and its planned European Phase III CTA filing thereafter.  In light of its success in enhancing the patient recruitment rate in this study over recent months, Helix has concluded that it is no longer necessary to open the additional clinical sites it was considering, as stated in its MD&A for its first quarter of fiscal 2010, in order to complete this study.  Helix has decided to postpone hiring the necessary contract research organizations and study support resources to execute the trials until after the necessary regulatory approvals and sufficient financing are obtained.

The pharmacokinetic clinical study employs an open-label, single-arm design enrolling a minimum of 12 female patients. Eligible women are between 18 and 45 years of age, present with mild to moderate CIN (CIN1 or CIN2 respectively) confirmed by biopsy/histology, have a cytological diagnosis of Pap IIID not older than 12 months and are human papilloma virus (HPV)-positive confirmed by the Hybrid Capture ® 2 HPV-DNA test.  The primary objective of the study is to determine the multiple-dose pharmacokinetic profile of Topical Interferon Alpha-2b following intravaginal application every other day of a total of 14 doses of the cream. Following the pharmacokinetic portion of the trial, assessment of efficacy and safety parameters continues until 35 doses of the cream have been applied. As such, the clinical study is designed to also mimic the dosing regimen intended to be applied in Helix’s future contemplated U.S. Phase II/III and European Phase III pivotal efficacy trials for this indication.

In the event the Company receives regulatory approval for either its proposed U.S. Phase II/III trial or its proposed European Phase III trial, the Company will not be able to go ahead with them without sufficient funding beyond the Company’s current capital resources (see Liquidity and Capital Resources below).  Neither regulatory approval nor the raising of sufficient capital is assured.  The Company does not currently have an estimated timeline for commencement and therefore, completion of these trials.

Topical Interferon Alpha-2b (ano-genital warts (“AGW”))
Helix is also conducting a Phase II clinical trial of Topical Interferon Alpha-2b in patients with AGW at multiple centers in Sweden and Germany. This trial involves a team of investigators across multiple centers comparing treatment to vehicle in 120 patients over an examination span of four-months per patient. On November 5, 2009, Helix announced that it has completed enrollment of the 120 patients sought for this trial, and that, moving forward, based on the trial design

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and schedule, it expects patients to complete all study procedures by the early part of calendar 2010, followed thereafter by closing of the database, analysis of the results and final reporting in mid to late calendar 2010.

The Company expects that it will need to conduct larger, double-blind trials, the timing of which have not yet been established, beyond the trial currently underway. To this end, Helix is awaiting the results from the ongoing Phase II AGW trial prior to initiating further development plans for this indication.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  They are consistent with the accounting policies outlined in the Company’s consolidated financial statements for the year ended July 31, 2009. The unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s consolidated financial statements for the year ended July 31, 2009.  When necessary, the unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgements of management.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Significant areas requiring the use of estimates are the assessment of impairment in the value of investments, determination of useful lives and assessment of impairment in the value of long-lived assets, such as capital assets, acquired technology under development and patents, determination of fair value of stock options granted for estimating stock-based compensation expense, the allocation of proceeds to share purchase warrants and the determination of valuation allowance of future tax assets.  In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail.  These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.

Stock-Based Compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instrument. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur. An additional expense or a negative expense may be recorded in subsequent periods based on changes in the assumptions used to calculate fair value, until the measurement date is reached and the compensation expense is finalized.

Impairment of Long-Lived Assets
The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines when impairment is recognized while the second measures the amount of the impairment. An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result

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from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. To test for a measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property and/or equipment acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations. Intangible asset write-downs during the 2009, 2008 and 2007 fiscal years totaled $98,000, $0 and $1,332,000, respectively.

The Allocation of Proceeds to Share Purchase Warrants
The Company allocates proceeds from the issuance of capital, which includes warrants, based on fair value. Assumptions used take into account the offering price, the intrinsic value of the warrants, the price paid for the warrants, and the offering proceeds, in order to determine the share equivalent for each series of warrant issued.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

RESULTS FROM OPERATIONS
Three and six month periods ended January 31, 2010 compared to the same period in the previous year

Loss for the period
The Company recorded a loss of $3,675,000 and $7,148,000, respectively for the three and six month periods ended January 31, 2010 for a loss per common share of $0.06 and $0.12, respectively. In the comparative three and six month periods ended January 31, 2009, the Company recorded a loss of $4,252,000 and $6,573,000 respectively, for a loss per common share of $0.08 and $0.13, respectively.

Revenues
Revenues totaled $1,121,000 and $2,141,000 respectively for the three and six month periods ended January 31, 2010 and represent an increase of $258,000 (29.9%) and $159,000 (8.0%) when compared to the three and six month periods ended January 31, 2009.

Product revenues totaled $1,012,000 and $1,915,000 respectively for the three and six month periods ended January 31, 2010 and represent an increase of $272,000 (36.8%) and $254,000 (15.3%) when compared to the three and six month periods ended January 31, 2009.  Product revenue was higher in every product category for both the three and six month periods ended January 31, 2010 with the majority of the product revenue increase represented by the combined sales of MonoviscTM and Orthovisc®.  The Company commenced distribution of MonoviscTM in Canada during the fiscal first quarter of 2010.  While both products are used in the treatment of osteoarthritis, patients follow a three-injection regimen when using Orthovisc® and only a single injection regimen when being treated with MonoviscTM.

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License fees and royalties totaled $109,000 and $226,000 respectively for the three and six month periods ended January 31, 2010 and represent a decrease of $14,000 (11.4%) and $95,000 (29.6%) when compared to the three and six month periods ended January 31, 2009. The decrease in license fees and royalty revenues reflects a US$75,000 termination payment from Lumera Corporation (“Lumera”) in the first quarter of fiscal 2009.  Excluding the Lumera termination payment, license fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep® outside of Canada.

Cost of sales and margins
Cost of sales totaled $461,000 and $879,000 respectively for the three and six month periods ended January 31, 2010 (three and six month periods ended January 31, 2009 were $338,000 and $785,000 respectively).  Margins, on a percentage basis, for the three and six month periods ended January 31, 2010 were 54.4% and 54.1% (three and six month periods ended January 31, 2009 were 54.3% and 52.7% respectively).  The increase in margins reflects higher margins on the sales of MonoviscTM (and to a lesser extent, Orthovisc®.)

Research & development
Research and development costs for the three and six month periods ended January 31, 2010 totaled $2,335,000 and $5,260,000 respectively (three and six month periods ended January 31, 2009 were $2,734,000 and $4,502,000 respectively).  Lower research and development costs for the three month period ended January 31, 2010 mainly reflect lower costs associated with the stage of development of the Company’s topical interferon programs.  The clinical portion of Helix’s current ano-genital warts (AGW) Phase II trial in Europe is in the late stages, the Company having announced on November 5, 2009 that it had completed enrollment of the 120 patients sought for the trial.  With respect to the low-grade cervical lesion therapeutic indication (previously referred to as “cervical dysplasia” or “LSIL”), on February 12, 2010, the Company announced preliminary findings for the first ten patients that have completed the pharmacokinetic primary endpoint portion of the ongoing Phase II study, and its intention to conclude patient recruitment once a further two patients have done so.  Research and development costs for the Company’s L-DOS47 program were flat for the three month period ended January 31, 2010 when compared to the prior year.  The increase in research and development expenditures for the six month period ended January 31, 2010 is mainly attributable to the L-DOS47 program, which includes ongoing laboratory studies,  preparations for definitive rodent and primate toxicology studies and the ongoing L-DOS47 manufacturing campaign in anticipation of furnishing product for future clinical testing.

Operating, general & administration
Operating, general and administration expenses for the three and six month periods ended January 31, 2010 totaled $770,000 and $1,446,000 respectively (three and six month periods ended January 31, 2009 were $1,191,000 and $2,124,000 respectively).  The reduction in operating, general and administration expenditures is the result of higher costs in fiscal 2009 associated with the filing of a Form 20-F registration statement with the SEC which became effective during the third quarter of fiscal 2009, the implementation of a new financial reporting system which was completed early in the second quarter of fiscal 2009, lower investor and media relations expenditures and associated marketing materials and consulting services which have since been terminated.

Sales and marketing
Sales and marketing expenses for the three and six month periods ended January 31, 2010 totaled $298,000 and $559,000 respectively (three and six month periods ended January 31, 2009 were $249,000 and $499,000 respectively).  The increase in sales and marketing expenditures is the result of increased marketing and promotion costs associated with the Company’s commencement in the current fiscal year of the distribution of MonoviscTM in Canada

Amortization of intangible and capital assets
Amortization of intangible assets for the three and six month periods ended January 31, 2010 totaled $nil and $nil respectively (three and six month periods ended January 31, 2009 were $3,000 and $6,000 respectively).  Management determined the carrying value of intangible assets was impaired and wrote down the

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balance at July 31, 2009.  Amortization of capital assets for the three and six month periods ended January 31, 2010 totaled $107,000 and $205,000 respectively (three and six month periods ended January 31, 2009 were $63,000 and $127,000 respectively).

Stock-based compensation
Stock-based compensation expense for the three and six month periods ended January 31, 2010 totalled $605,000 and $765,000 respectively (three and six month periods ended January 31, 2009 were $631,000 and $631,000 respectively).  The stock-based compensation expense in fiscal 2010 relates to the ongoing amortization of compensation costs of stock options granted on December 17, 2008, and December 14, 2009, respectively over their vesting period.

Interest income
Interest income for the three and six month periods ended January 31, 2010 totaled $10,000 and $24,000 respectively (three and six month periods ended January 31, 2009 were $100,000 and $305,000 respectively). The decrease in interest income in fiscal 2010 reflects lower interest rates earned on deposits and lower cash balances.

Foreign exchange gain/loss
Foreign exchange losses for the three and six month periods ended January 31, 2010 totaled $230,000 and $188,000 respectively (three and six month periods ended January 31, 2009 were a gain of $18,000 and a loss of $132,000 respectively).  Foreign exchange gains and losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland as well as a value added tax receivable, both denominated in Euro dollars.

Income taxes
Income tax expense for the three and six month periods ended January 31, 2010 totaled $nil and $11,000 respectively (three and six month periods ended January 31, 2009 were $24,000 and $54,000 respectively) .  All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities for the three and six month periods ended January 31, 2010 totaled $3,098,000 and $5,446,000 respectively, including a net loss of $3,675,000 and $7,148,000 respectively. Cash used in operating activities for the three and six month periods ended January 31, 2009 totaled $3,256,000 and $4,874,000 respectively, including a net loss of $4,252,000 and $6,573,000 respectively.

Significant adjustments for the three and six month periods ended January 31, 2010 include amortization of capital assets of $107,000 and $205,000 respectively (2009 – $63,000 and $127,000), amortization of intangible assets of $nil and $nil respectively (2009 – $3,000 and $6,000), deferred lease credits of $5,000 and $13,000 (2009 – $nil and $nil), stock-based compensation related to earlier stock option grants of $605,000 and $765,000 respectively (2009 – $631,000 and $631,000), foreign exchange losses of $230,000 and $188,000 respectively (2009 – $18,000 gain and $132,000 loss) and changes in non-cash working capital balances related to operations of $(360,000) and $557,000 (2009 – $317,000 and $803,000).

Financing activities
Financing activities for the three and six month periods ended January 31, 2010 totaled $nil and $11,597,000 respectively (three and six month periods ended January 31, 2009 were $nil and $9,659,000 respectively).  All financing activities reflect the net proceeds of two separate private placements.

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Investing activities
Use of cash in investing activities for the three and six month periods ended January 31, 2010 totaled $239,000 and $484,000 respectively (three and six month periods ended January 31, 2009 were $37,000 and $74,000 respectively) and represents capital acquisitions in both fiscal periods.  The Company’s original capital budget for fiscal 2010 was $174,000 and has been increased to $615,000 in support of its contract manufacturing initiatives.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At January 31, 2010, the Company had cash and cash equivalents totaling $19,973,000 (July 31, 2009 – $14,494,000).  The increase in cash and cash equivalents in fiscal 2010 is the result of a private placement completed on September 8, 2009 where the Company issued 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250.  Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.87 until 5pm (Toronto time) on September 7, 2012.  The total number of common shares issued as at January 31, 2010 was 59,800,335 (July 31, 2009 – 53,175,335).

At January 31, 2010, the Company’s working capital was $20,218,000 (July 31, 2009 – $15,296,000).

Based on our planned expenditures and assuming no material unanticipated expenses, our forecasts indicate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures to the end of fiscal 2011.  These planned expenditures do not include those necessary to conduct the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 or the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions).  As stated above, these trials will require substantial funding beyond the Company’s current resources.

The Company will continue to seek additional funding to carry out its business plan and to minimize risks to its operations.  Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that additional funding by way of equity financing will be available.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.  The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

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OUTSTANDING SHARE DATA

On the date of this filing, the Company had outstanding 59,800,335 common shares; 10,025,000 warrants to purchase up to 10,025,000 common shares; and 4,532,000 incentive stock options to purchase up to 4,532,000 common shares.  Of the 4,532,000 incentive stock options issued as of the date of this filing, 2,776,625 are exercisable.

SELECTED FINANCIAL INFORMATION

Summary of Quarterly Financial Information
The following table summarizes the Company’s unaudited quarterly consolidated financial information for each of the last eight quarters, all of which cover periods of three months.  This data has been derived from the unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, includes all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2010	2010	2009	2009	2009	2009	2008	2008

Revenue	$1,121	$1,020	$935	$924	$863	$1,119	$897	$1,018

Loss in the period	(3,675)	(3,473)	(3,395)	(4,134)	(4,252)	(2,321)	(2,655)	(1,139)

Loss per share:
- basic & fully diluted	(0.06)	(0.06)	(0.06)	(0.08)	(0.08)	(0.05)	(0.04)	(0.03)

Cash used in operating activities	(3,098)	(2,348)	(4,728)	(3,555)	(3,256)	(1,618)	(2,114)	(2,167)

Total assets	24,118	28,282	19,319	22,938	26,324	29,420	21,666	24,312

The Company has generated revenues principally from two sources: product sales, and license fees and royalties.

Revenue over the last eight fiscal quarters has been relatively stable except for the increase in the third quarter of fiscal 2008, the first quarter of fiscal 2009 and the first and second quarters of fiscal 2010.   The increase in revenue in both the third quarter of fiscal 2008 and the first quarter of fiscal 2009 reflect a minimum royalty amount from Lumera Corporation of US$100,000 and a final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement with the Company.  The increase in revenue for the first and second quarters of fiscal 2010 reflects the product launch of MonoviscTM in Canada.  Losses over the last eight fiscal quarters have been steadily increasing and reflect higher research and development activities.  In addition, the Company incurred various one time costs in the first three quarters of fiscal 2009 associated with the Form 20-F registration statement which was filed with the SEC.

Contractual obligations
Since the end of the Company’s 2009 fiscal year on July 31, 2009, there have been no material changes that are outside the Company’s ordinary course of business with respect to contractual obligations.  For a description of the Company’s contractual obligations as at July 31, 2009, please refer to the MD&A included in the Company’s 2009 annual report, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

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Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short-term maturities. Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company’s major customers. Cash and cash equivalents and investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company’s revenues are transacted in Canadian dollars, with a portion denominated in Euros and to a lesser extent, in U.S. dollars. Purchases of inventory are primarily transacted in U.S. dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian dollars. Research and development expenditures are incurred in both Euros and Canadian dollars. The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

Related party transactions
Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

For the three and six month periods ended January 31, 2010 the Company paid  $116,000 and $177,000 respectively (three and six month periods ended January 31, 2009 were $95,000 and $195,000 respectively) to Cawkell Brodie Glaister LLP, legal counsel to the Company.  A director of the Company is a partner of Cawkell Brodie Glaister LLP.

For the three and six month periods ended January 31, 2010, the Company paid $nil and $150,000 (2009 - $24,000 and $60,000), respectively, to Cangene bioPharma Inc. (“CBI”). CBI is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc.  A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc. In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with Chesapeake Biological Laboratories (“CBL”).  Effective December 3, 2009 CBL changed its name to Cangene bioPharma Inc.

The Company has the following related party transactions:
(thousand $)	For the three months ended January 31		For the six months ended January 31
	2010	2009	2010	2009

Professional, legal and consulting fees to directors, partnerships and/or
companies in which directors have a substantial interest	$116	$95	$177	$195

Contract fill finish services with Cangene BioPharma Inc.	-	24	150	60

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RECENT ADOPTED CANADIAN ACCOUNTING PRONOUCEMENTS

The unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended July 31, 2009, except for the following new accounting pronouncements, which have been adopted effective August 1, 2009.

Goodwill and Other Intangible Assets
On August 1, 2009, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook (“CICA”) Section 3064, Goodwill and Other Intangible Assets.  Section 3064, which replaces Section 3062, Goodwill and Other Intangibles Assets and Section 3450, Research and Development Costs establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this change did not have a material impact on the Company’s unaudited interim consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Liabilities
In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted EIC-173 on August 1, 2009, and the adoption did not have a material impact on the Company’s unaudited interim consolidated financial statements.

Financial Instruments - Disclosures
On August 1, 2009, the Company adopted the CICA’s Handbook Section 3862, Financial Instruments - Disclosures that include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based in inputs that are not based on observable market data.  The adoption of this change did not have a material impact on the Company’s unaudited interim consolidated financial statements.

Financial Instruments – Recognition and Measurement (amendment to Section 3855)
In August 2009, Section 3855 of the CICA’s Handbook, Financial instruments – Recognition and measurement, was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances.  The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category.  The amendment applies to reclassifications made on or after July 1, 2009.  The application of this amendment did not have any impact on the Company’s consolidated financial statements.  In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.  The adoption of this change did not have a material impact on the Company’s unaudited interim consolidated financial statements.

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CANADIAN ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

International Financial Reporting Standards
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  At this date, publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2011 and will include the comparative period of fiscal 2010.

The Company is in the process of preparing a transition plan from the current Canadian GAAP to IFRS with the plan focusing on three stages: a scoping and diagnostic assessment stage to identify key areas that may be impacted by the transition; an impact analysis, evaluation and design phase followed by an implementation/review phase.  Management plans to have the conversion to IFRS completed as per the required timeline for the Company.

While the Company has commenced the scoping and diagnostic stage, management has not yet determined the impact of the current Canadian GAAP to IFRS conversion on the Company’s consolidated financial statements.

In the period leading up to the changeover, we expect the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. We also expect the International Accounting Standards Board to continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Business combinations
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

Consolidated financial statements
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

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Non-controlling interests
In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on August 1, 2011. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

Multiple Deliverable Revenue Arrangements
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC 175”), which amended EIC 142 “Revenue Arrangements with Multiple Deliverables” (“EIC 142”).  This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s disclosure controls and procedures have been designed to provide reasonable assurance that a) material information relating to the Company is made known to management by others, particularly during the period in which our filings are being prepared; and b) the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Management, under the supervision of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (Disclosure Controls) as of January 31, 2010. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting (“ICFR”).  ICFR is also separately evaluated on an annual basis. During the period ending January 31, 2010 we took steps toward remediating the identified material weaknesses relating to technical accounting support and segregation of duties discussed in our MD&A for the year ended July 31, 2009.  Management established new policies and procedures to address these issues, the specifics of which are discussed below.

Technical Accounting Support:
A Company policy has been established to clearly set out the policy, procedures and responsibilities for supporting the technical accounting needs of the Company to ensure that the Company: (i) applies the most recent applicable accounting standards in preparation of its financial statements and footnote disclosures and (ii) accounts for complex and non-routine transactions in accordance with GAAP.

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Segregation of Duties:
A Company policy has been established to clearly set out the policy, procedures and responsibilities for financial reporting so that there is adequate segregation of duties in place for the financial reporting process.

These policies were implemented late in the period ended January 31, 2010 and as such, we have not yet completed the remediation of the material weaknesses. Therefore, our CEO and CFO have concluded that our disclosure controls and procedures and our ICFR were not effective as of that date. Our current plan anticipates the remediation of these material weaknesses prior to the end of our fiscal year.

Except as noted above, there was no change in our ICFR that occurred during the fiscal quarter covered by this Management Discussion and Analysis that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The material weaknesses identified in the Company’s MD&A for the year ended July 31, 2009 continue to exist, as at January 31, 2010 and the date of this MD&A, as follows:

(i)      The Company has insufficient personnel with an appropriate level of technical accounting knowledge, experience and training to ensure complex and non-routine transactions are accounted for in accordance with GAAP.  This control deficiency, which is pervasive in nature, creates a reasonable possibility that a material misstatement of the interim and annual financial statements would not have been prevented or detected on a timely basis.

(ii)      The Company does not have a sufficient number of personnel to enable effective segregation of duties over the preparation of financial statements and related note disclosures. Specifically, all complex and non-routine accounting and taxation matters are handled directly by the CFO, with no other internal review, as there are no other senior executives who have significant financial accounting or taxation background, and therefore, may not have the necessary knowledge or skill to perform a detailed review of the CFO’s work.  This control deficiency, which is pervasive in nature, creates a reasonable possibility that a material misstatement of the interim and annual financial statements would not have been prevented or detected on a timely basis.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error, misrepresentation or fraud may occur and not be detected.

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RISKS AND UNCERTAINTIES

Helix is subject to risks, events and uncertainties, or “risk factors”, associated with being both a publicly traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. As a result of these risk factors, reported information and forward-looking statements may not necessarily be indicative of future operating results or of future financial position, and actual results may vary from the forward-looking statements or reported information. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from either those reported or those projected in any forward-looking statement. Accordingly, reported financial information and forward-looking statements should not be relied upon as a prediction of future actual results. Some of the risks and uncertainties affecting the Company, its business, operations and results which could cause actual results to differ materially from those reported or from forward-looking statements include, either wholly or in part, those described elsewhere in this MD&A above, as well as  the following:

•
the Company’s need for additional capital which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue, or if not obtained in a timely manner, may result in the Company’s having to discontinue or delay one or more of its product development programs or other initiatives;

•
the impact of the global economic downturn and credit crisis which has negatively affected the availability and terms of debt and equity financings and may have a negative effect on our sales operations and research and development initiatives;

•
uncertainty whether an IND or CTA will be compiled or submitted for Topical Interferon Alpha-2b or L-DOS47 as currently planned or at all, or if submitted, whether the Company will be permitted to undertake human testing;

•	uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and marketed as a drug or at all;

•
intellectual property risks, including the risk that three patents for Topical Interferon Alpha-2b will expire in 2013 and no additional patent may be issued, which may negatively impact the further development or commercialization of the drug candidate; the possibility that patent applications may not result in issued patents; that issued patents may be circumvented or challenged and ultimately struck down, and that the Company may not be able to protect its trade secrets or other confidential proprietary information;

•	risks associated with potential claims of infringement by the Company of third party intellectual property and other proprietary rights;

•
research and development risks, including the fact that L-DOS47 and Topical Interferon Alpha-2b are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned IND filings and clinical trials, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development, including without limitation, during the course of clinical trials, which may result in the delay or discontinuance of the affected research or development project;

•	partnership/strategic alliance risks;

•
Helix’s dependence on its contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and other service providers, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones;

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•
the risk that the Company’s supplier, Schering Corporation, of interferon alpha-2b for the Company’s Topical Interferon Alpha-2b drug candidate may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, which could have a material adverse effect on the drug’s further development and commercialization and on the Company;

•	the Company’s dependence on assurances from third parties regarding licensing of proprietary technology owned by others, including Helix’s dependence on its license of the L-DOS47 antibody;

•	the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47;

•	uncertainty whether the European pharmacokinetic study or the AGW clinical trial in Germany will be completed as planned or at all or if completed, will achieve expected results;

•
uncertainty whether the planned Topical Interferon Alpha-2b U.S. Phase II/III and European Phase III clinical trials or the L-DOS47 clinical trial referred to in this Management’s Discussion and Analysis will be approved, undertaken or completed as planned or at all or will achieve expected results;

•
the risk that the Company’s expected timing of meeting certain objectives, including the filing of an IND and CTA for each of L-DOS47 and Topical Interferon Alpha-2b, and the completion of ongoing clinical trials, may not be met in the time expected or at all;

•
government regulation, the need for regulatory approvals of the Company’s IND and CTA for each of L-DOS47 and Topical Interferon Alpha-2b, and the continuing need for additional regulatory approvals for both the development and commercialization of products, none of which are assured;

•	the need for future clinical trials, the occurrence and success of which cannot be assured;

•
manufacturing risks, the need to manufacture to regulatory standards, uncertainty whether the manufacturing process for the Company’s drug candidates can be further scaled-up successfully or at all and the risk that clinical batches of the Company’s drug candidates may not be able to be produced in a timely manner or at all, which would have a negative effect on the timing and/or occurrence of planned clinical trials and the potential commercialization of the drug candidates;

•	the dependence of the Company’s distribution business on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s operations;

•	uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company’s products;

•	uncertainty as to availability of raw materials, and in particular, GMP grade materials, on acceptable terms or at all;

•	product liability and insurance risks;

•	the risk of unknown side effects;

•
the risk that the Company may change its business strategy or development plans, including without limitation, the possibility that the Company may pursue additional development projects or other business opportunities;

•	the need to attract and retain key personnel;

•	risks associated with the fact that the U.S. Food and Drug Administration (“FDA”) is not bound by its pre-IND meetings;

•	rapid technological change and competition from pharmaceutical companies, biotechnology companies and universities, which may make the Company’s technology or products obsolete or uncompetitive;

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•	the risk of unanticipated expenses or unanticipated reductions in revenue, or both;

•	the risk of litigation which could be time-consuming and expensive and which the Company might lose;

•	the risk that the Company may be called upon to indemnify its directors and officers, pursuant to indemnity agreements entered into with them;

•	the fact that the price and trading volumes of biotechnology companies such as the Company are generally, and for the Company, have been and are likely to continue to be, volatile;

and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report, which are incorporated herein by reference, or identified in the Company’s other public filings on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Dated March 9, 2010

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